

Mail Stop 3720

July 13, 2016

Robert H. Walls, Jr.
Executive Vice President and General Counsel
Clear Channel Outdoor Holdings, Inc.
200 East Basse Road, Suite 100
San Antonio, Texas 78209

      Re: **Clear Channel Outdoor Holdings, Inc.**
                Form 10-K for Fiscal Year Ended December 31, 2015
                Filed February 25, 2016
                File No. 1-32663

Dear Mr. Walls:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                    /s/ Terry French for

                                    Larry Spirgel
                                    Assistant Director
                                    AD Office 11 – Telecommunications

cc: Lauren E. Dean
        Vice President, Associate General Counsel and Assistant Secretary